Material Fact 2026 Guidance Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), in compliance with the provisions of Article 157, paragraph 4 of Law No. 6,404/76 and Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), informs its stockholders and the market in general that it released as of this date its projections for the year 2026 in accordance with item 3 (“Projections”) of the Reference Form. In addition, the company considers cost of equity of around 15% p.a. for business management purposes. Information on business outlook, projections, and operational and financial goals are solely forecasts, based on management’s current expectation in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, the country’s economic performance, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information. São Paulo ‐ SP, February 04, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 2026 guidance considers the 2025 adjusted income statement as a starting point. The adjustment details are available at the Management Discussion & Analysis report (“MD&A”, page 28) and at the fourth quarter of 2025 earnings presentation (page16). The 2025 Adjusted Income Statement spreadsheet is available for download at the Investors Relations website. Click here to access it.